SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

March 8, 2004

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F    X    Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):____

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

March 8th, 2004

PRESS RELEASE

Increase in operating performance excluding completed and announced disposals

Improvement of return on capital employed (ROCE)

Positive free cash flow and significant reduction to net debt, ahead of announced targets

Net results impacted by the writedown of assets taken in the first half of the year

-	Consolidated revenue: € 28.6 billion (-4.9%); up 5.4% at constant exchange rates and excluding assets sold in 2002 and 2003 (1)
-	Consolidated EBIT (operating income): €1,751 million (-11.2%); down 1.8% at constant exchange rates and excluding assets sold in 2002 and 2003
-	Net loss: €2,055 million — Recurring net income (2): €250 million
-	Net financial debt (3) reduced to €11.8 billion compared with €13.1 billion at December 31, 2002
-	Improvement in after-tax return on capital employed (4) excluding assets sold in 2002 and 2003 to 7% compared with 6.4% in 2002
-	Net dividend to be proposed to Annual Shareholders Meeting on May 12, 2004: €0.55 per share

At its meeting on March 5, 2004, the Veolia Environnement Board of Directors examined and closed the company’s accounts for 2003.

A CLEAR STRATEGY WHICH HAS BEGUN TO DELIVER RESULTS

Reported consolidated revenue came to €28,603.0 million compared with €30,078.7 million in 2002. Revenue excluding assets sold in 2002 and 2003 was €28,418.2 million, up 5.4% at constant exchange rates.

(1)	“Excluding assets sold in 2002 and 2003” is defined as follows: non-core businesses of USFilter (Filtration & Separation, Plymouth Products and Distribution US) and Bonna Sabla in France, all sold in 2002, and Surface Preparation sold in 2003. Revenue from Everpure, taken into account for the whole of 2003, is not classified in this category due to the date of the disposal (December 2003).
(2)	Recurring net income (loss) corresponds to the EBIT + recurring goodwill amortization and the writedown of intangible assets with indefinite lives, net financial income (expense), share in recurring earnings of companies accounted for by the equity method, minority interests and nominal income tax.
(3)	Net debt is defined as follows: long-term financial debt + short-term financial debt – short-term financial receivables – long-term financial receivables – marketable securities – cash and cash equivalents.
(4)	Return on capital employed is defined as the relation between the results of operations, net of tax, and the average amount of capital invested in the business over the same period.

Veolia Environnement continued its development by signing many new long-term contracts in 2003 and early 2004. Municipal service contracts were signed in Europe (East Sussex in the UK and Oslo in Norway), Asia (Shenzhen, Quingdao and Laogang in China) and the United States (California and Alabama). Contracts for industrial services included that signed with Peugeot. In addition, Veolia Environnement strengthened its market positions through contract renewals (Metz and Rennes in France) and significant extensions (Melbourne, Australia).

In line with the strategy announced at the end of September 2003, Veolia Environnement is implementing its refocusing plan in Water in the United States.

IMPROVEMENT IN CASH FLOWS AND STRONG REDUCTION IN NET DEBT

Cash flow from operations was affected by the impact of disposals (-€106 million) and exchange rate fluctuations (-€180 million), and amounted to €2,701 million compared with €2,780 million in 2002. Excluding these factors, cash flow from operations increased 7%.

This improvement in cash flow from operations was accompanied by a considerable reduction in working capital requirement and continued control over capital expenditures and financial investments, which amounted to €2,930 million compared with €3,738 million in 2002, allowing for all targets for financial balance to be met in 2003. Free cash flow (1) in 2003 was €168 million.

Including the sales of non-core businesses Surface Preparation and Everpure, disposals amounted to €720 million in 2003, of which €226 million for the disposal of industrial assets.

After taking into account the disposal of these non-core financial assets, net free cash flow amounted to €662 million in 2003.

Net financial debt was lowered from €13.1 billion at December 31, 2002 to €11.8 billion at December 31, 2003.

IMPROVEMENT IN OPERATING PERFORMANCE EXCLUDING DISPOSALS COMPLETED AND ANNOUNCED

Total EBIT amounted to €1,751 million compared with €1,971 million in 2002. The decrease is due mainly to the negative impact of exchange rate fluctuations for €65 million and disposals accounting for €122 million. EBIT excluding assets sold in 2002 and 2003 amounted to €1,749 million, down 1.8% at constant exchange rates.

2003 operating performance was affected by the decrease in the profitability of the US Water businesses in the process of being sold, in particular in the area of equipment sales, as well as by a charge for €67 million as a result of the review of assets carried out in preparation for the disposals. The remaining Water activities outside the United States, Waste, Energy Services and FCC made satisfactory progress. EBIT excluding assets sold or in the process of being sold (2) rose over 6% at constant exchange rates.

Analyzed by division, EBIT trends were as follows:

•	EBIT for the Water businesses amounted to €783.9 million (€1,024.3 million in 2002). Excluding assets sold in 2002 and 2003 and the impact of exchange rate fluctuations, the decrease was 10.2%. This is principally attributable to the US businesses that are scheduled for disposal in 2004. EBIT growth excluding assets sold or in the process of being sold (2), was 6% at constant exchange rates.

•	EBIT for the Waste businesses reached €380.0 million (€385.2 million in 2002). Growth was 7.3% (3) at constant exchange rates, driven by the positive impact of contract renegotiations in France and good performance in Northern Europe and the United States.

(1)	Free cash flow is defined as follows: the change in cash generated by the operations – effect of securitization programs and Dailly (i.e. discounting of receivables) – capital expenditures and financial investments + disposals of industrial assets.
(2)	Other than the assets sold in 2002 and 2003 defined above, these include Everpure, sold in December 2003 for $215 million, Culligan, and equipment and short-term contract businesses that are in the process of being sold.
(3)	Excluding Proactiva. Including Proactiva, growth was 6.6% at constant exchange rates.

•	EBIT for Energy Services increased to €274.4 million (€244.0 million in 2002), up 14.3% at constant exchange rates. The increase is attributable to businesses in France, excluding engineering subsidiaries, and to satisfactory developments outside France, especially in Southern and Eastern Europe.

•	EBIT for the Transportation businesses declined 19% at constant exchange rates to €92.6 million (€115.6 million in 2002). Despite very satisfactory profitability for the urban networks in France and a good start to the Boston contract in the United States, the year was affected in particular by the difficulties for operations in the United Kingdom.

•	EBIT for FCC (1) totaled €275.3 million (€250.3 million in 2002). The 10% increase was mainly due to the construction business and municipal services.

The EBITDA (2) for Veolia Environnement amounted to €3,675.1 million compared with €3,886.9 million in 2002. Excluding assets sold in 2002 and 2003, EBITDA totaled €3,670.7 million in 2003, up 2.7% at constant exchange rates as compared with 2002.

COST OF FINANCING REDUCED

Net financial expense was €750 million compared with €648 million in 2002. This expense was impacted by non-recurring items, in particular an exceptional write-down on financial assets carried by USFilter.

There was an improvement in the cost of financing, which was reduced from €681 million in 2002 to €624 million in 2003 and reflects the decrease in net debt. The average interest rate remained stable at 4.3%.

NON-RECURRING ITEMS

Non-recurring items amounted to an expense of €2,305 million. They include a €2,226 million charge on the reassessment of the market value of USFilter assets that was taken in the first half of 2003, and restructuring costs of €93 million in 2003 compared with restructuring costs of €57 million in 2002.

RECURRING NET INCOME

Excluding non-recurring items, consolidated net income was €250 million in 2003 compared with €429 million in 2002. Given the average number of shares outstanding in 2003, recurring net income per share came to €0.62 compared with €1.16 in 2002. The decrease is attributable to asset disposals, changes in currency parity and the low level of contribution from USFilter’s businesses.

Taking into account non-recurring items, the consolidated net loss for Veolia Environnement was €2,055 million at December 31, 2003, compared with net income of €339 million at December 31, 2002.

IMPROVEMENT TO THE RETURN ON CAPITAL EMPLOYED (ROCE)

The ROCE of Veolia Environnement increased to 7% in 2003 from 6.4% in 2002 due in particular to improvement in the Water, Waste and Energy Services divisions.

A net dividend per share of €0.55 will be proposed to the Annual Shareholders Meeting on May 12, 2004.

(1)	Veolia Environnement’s share
(2)	EBITDA = EBIT + depreciation and long term provisions + renewal expenses

Outlook

In September 2003, Veolia Environnement announced an efficiency plan with targeted savings of €300 million for the full-year 2006. The initial actions have been put into place and should have a positive impact of at least €80 million on the 2004 income statement.

Under the new consolidation scope (1), Veolia Environnement confirms its targets for 2004 and 2005: revenue growth of between 4% and 8% per year, positive free cash flow and an improvement to the return on capital employed (between 8% and 9% in 2005), which should be achieved due to the disposal of assets, the maturation of contracts and the implementation of the Veolia 2005 efficiency plan.

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investor contact: Brian Sullivan +(1) 941 362 24 35

Press release also available on our web site: http//www.veoliaenvironnement-finance.com

Dial-in number for the broadcast of the 2003 results presentation in English: +44 207 515 23 58
Replay number in English: +44 208 797 2499 (UK) (code 972883#), +1 303 590 3000 (US) (code 571213#)
Replay available from March 8th at 12.30 CET until March 10th AT 12.30 CET

(1)	Other than the assets sold in 2002 and 2003 defined above, these include Everpure, sold in December 2003 for $215 million, Culligan, and equipment and short-term contract businesses that are in the process of being sold.

FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

	(in millions of euros)	2003	2002

	Revenue	28,603.0	30,078.7

	Revenue excluding assets sold in 2002 and 2003	28,418.2	28,072.7

A	EBIT (operating income)	1,750.9	1,971.3

	EBIT excluding assets sold in 2002 and 2003	1,748.6	1,847.3

B	Restructuring costs	-99.3	-56.6

A-B	Operating income before goodwill amortization	1,657.6	1,914.7

	Goodwill amortization (1)	-2,424.5	-327.2

	Operating income /(expense) after goodwill amortization	-776.9	1587.5

	Cost of financing	-623.7	-680.9

	Other financial income and expense	-126.2	32.8

	Net financial expense	-749.9	-648.1

	Operating income /(expense) less net financial expense before equity and minority interests	-1,516.8	939.4

	Other income and expense	-62.4	-59.7

	Income /(expense) before tax	-1,579.2	879.7

	Income tax	-274.4	-437.3

	Net income /(expense) before equity and minority interests	-1,853.6	442.4

	Share in net earnings of companies accounted for by the equity method	44.4	39.0

	Minority interests	-245.5	-142.2

	Net income/(loss)	-2,054.7	339.2

	Net earnings per undiluted share (in(euro))	-5.13	0.93

	Net earnings per diluted share (in(euro))	-5.13	0.93

	Recurring net income	250	429

	Recurring net income per share ((euro))	0.62	1.16

	Average number of shares (in millions)	405.070	370.213

(1)	Recurring and non recurring

BALANCE SHEET - CONSOLIDATED ASSETS
(in millions euros)	2003	2002

Intangible assets	2,749.1	3,904.9
Goodwill	4,238.4	6,152.8
Tangible assets	14,419.2	14,540.8
Financial assets	1,814.1	1,969.5
of which long-term financial receivables	409.8	487.6
Total fixed assets	23,220.8	26,568.0
Current operating assets	11,500.7	12,320.3
Short-term financial receivables	457.9	487.6
Marketable securities	1,202.6	260.6
Cash and equivalents	2,538.4	2,381.9
Total current assets	15,699.6	15,450.4

Total assets	38,920.4	42,018.4

BALANCE SHEET - CONSOLIDATED LIABILITIES
(in millions of euros)	2003	2002

Shareholders equitiy (group's share)	3,574.8	6,329.6
Minority interests	2,679.8	2,585.2
Susbidies and deferred income	1,475.0	1,413.4
Provisions	2,913.9	2,946.1
Long-term financial debt	12,586.4	12,913.0
Other long-term liabilities	399.3	427.5
Long-term capital	23,629.2	26,614.8
Accounts payable	11,464.5	11,607.7
Short-term financial debt	3,826.7	3,795.9
of which bank overdrafts	685.4	745.9
Total current liabilities	15,291.2	15,403.6

Total shareholders equity and liabilities	38,920.4	42,018.4

CONSOLIDATED CASH FLOW STATEMENT
	(in millions of euros)	2003	2002
A	Cash and equivalents at beginning of year	1,636	2,090
	Cash flow from operations	2,701	2,780
	Change in working capital requirement	397	-463
	of which is linked to operations	151	-241
	of which is linked to securitization program and Dailly (discounting of receivables)	246	-222
B	Net change from operating activities	3,098	2,317
	Capital expenditures	-2,456	-2,603
	Financial investments	-474	-1,131
	Disposal of industrial assets	226	198
	Disposal of financial assets	494	1,573
	Change in financial receivables	26	-152
	Purchase/sale of securities	-928	6
	Including purchase of medium-term certificates of deposit issued by financial institutions	-975	-
C	Net change from investment activities	-3,112	-2,109
	Change in debt	740	-1,708
	Increase in capital	10	1,554
	Dividends	-309	-300
	Others	-	-116
D	Net change from financing activities	441	-570
E	Impact of currency exchange and other	-210	-92

	Cash and cash equivalents at end of year = A + B + C + D + E	1,853	1,636

DETERMINATION OF FREE CASH-FLOW

(in millions of euros)	2003
Cash flow from operations	2,701
Change in working capital linked to operations	151
Disposal of industrial assets	226

Resources	3,078

Industrial investments	-2,456
Financial investments	-474
Impact of consolidation scope and other	+20

Use	-2,910

Free cash flow	+168

CONSOLIDATED DATA AFTER DISPOSALS (unaudited figures)
Total consolidated

	2003	2002	Variation 2003/2002
			Current exchange rates	Constant exchange rates
Revenue	28,603.0	30,078.7	-4.9%	-0.9%
EBIT	1,750.9	1,971.3	-11.2%	-7.9%

Total excluding assets sold in 2002 and 2003 (*)

	2003	2002	Variation 2003/2002
			Current exchange rates	Constant exchange rates
Revenue	28,418.2	28,072.7	1.2%	5.4%
EBIT	1,748.6	1,847.3	-5.3%	-1.8%

(*) "Excluding assets sold in 2002 and 2003" is defined as follows: non-core businesses of USFilter (Filtration & Separation, Plymouth and Distribution US) and Bonna Sable in France, all sold in 2002, and Surface Preparation, sold in 2003.

New consolidation scope after all planned disposals (**)

	2003	2002	Variation 2003/2002
			Current exchange rates	Constant exchange rates
Revenue	26,872.9	26,299.6	2.2%	5.4%
EBIT	1,713.6	1,669.2	2.7%	6.1%

(**) After disposals in 2002 and 2003 (Filtration & Separation, Plymouth Products, US Distribution, Surface Preparation and Bonna Sabla) and disposals under way in the United States: Everpure (sold Dec. 2003), Culligan, equipment and short-term services.

Annex I
Presentation of the Financial Statements
to Financial Analysts

VEOLIA Environnement

2003 financial statements - Paris, March 8, 2004

1

2003: a clear strategy that has begun to deliver results

- Improvement in operating performance excluding completed and announced disposals
- Continued focus on long-term contracts in Europe, Asia and the United States
- Implementation of refocusing in Water in the United States
- Confirmation of the company's capacity to generate free cash flow
  - Free cash flow [(1)] positive before disposals of non-core assets
  - Free cash flow [(1)] of nearly €700 million after disposals
  - Net debt reduced to €11.8 billion
- Improvement in ROCE from 6.4% to 7.0%
- Net dividend per share proposed to the Annual Shareholders Meeting on May 12, 2004: 0.55 euros

(1) Free cash flow net of tax and financial charges = cash flow from operations - change in WCR - Capex and financial investements and variation in consolidation scope

2003 financial statements - Paris, March 8, 2004

3

VEOLIA Environnement

Shareholder structure at December 31, 2003

International 27%
20.4%
7,4%
5.6%
4.0%
3.8%
2.8%
29%
France 73%
Vivendi Universal
CDC
Groupama
EDF
Société Générale
BNP Paribas
Other
International

2003 financial statements - Paris, March 8, 2004
4

2003 Key figures

In €m	2003	2002	Δ 2003/2002 Exchange rate	
			Current	Constant
Reported revenue	**28,603**	**30,079**	**-4.9%**	**-0.9%**
of which revenue (1) excl. assets sold in 2002 and 2003	28,418	28,073	+1.2%	+5.4%
of which new consolidation scope revenue (2)	26,873	26,300	+2.2%	+5.4%
Reported EBIT	**1,751**	**1,971**	**-11.2%**	**-7.9%**
of which EBIT (1) excl. assets sold in 2002 and 2003	1,749	1,847	-5.3%	-1.8%
of which new consolidation scope EBIT (2)	1,714	1,669	+2.7%	+6.1%

2003 financial statements - Paris, March 8, 2004 5

2003 Key figures *(continued)*

In €m	2003	2002
Cash flow from operations	2,701	2,780
Capex and financial investments	2,930	3,738
Net income (loss)	(2,055)	339
Recurring net income	250	429
Net debt	11,804	13,066
Free cash flow (1) before disposals of non-core assets, net of tax and financial charges	168	(1,525)
Free cash flow (1) after disposals, net of tax and financial charges	662	47

(1) Free cash flow net of tax and financial charges = cash flow from operations - change in WCR - Capex and financial investements and variation in consolidation scope

2003 financial statements - Paris, March 8, 2004

6

VEOLIA Environnement

Validation of financial model
Net debt considerably reduced

In €m
Net debt / EBITDA (x)
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
4.0
3.9
3.8
3.7
3.6
3.5
3.4
3.3
3.2
3.1
3.0
14,283
13,066
11,804
3.8
3.4
3.2
2001
2002
2003

2003 financial statements - Paris, March 8, 2004 7

Validation of financial model
Significant increase in cash generation

In €m
2001
2002
2003
700
200
-300
-800
-1300
-1800
-2300
-2,229
-1,837
-1,525
+47
+168
+662
Cash flow net of tax and financial charges before disposals of non-core assets
Cash flow net of tax and financial charges after disposals

2003 financial statements - Paris, March 8, 2004 8

Continual commercial success

Examples of contracts won since January 2003

In €m

			VE Backlog
• Shenzhen [1]	50 yrs	China	8,500
• Gera	10 yrs	Germany	130
• Qingdao	25 yrs	China	110
• California (multiple communities)	5-20 yrs	USA	75
• Beijing (Lugouqiao)	20 yrs	China	50
• Oslo	15 yrs	Norway	27
• Alabama (multiple communities)	20 yrs	USA	25
• Synthesia / Unipetrol (industrial)	10 yrs	Czech Republic	90
• Johnson Matthey (industrial)	10 yrs	UK	n.a.
• L'Oréal (industrial)	5 yrs	UK	n.a.
• East Sussex/Brighton/Hove City	25 yrs	UK	1,100
• Camden (announced in Dec. 2002)	7 yrs	UK	190
• US industrial (sev. contracts)	--	USA	54
• Puxi	20 yrs	China	90
• Lao Gang	20 yrs	China	260
• Pigna (industrial)	12 yrs	Italy	413
• Poznan	--	Poland	75/yr

(1) In partnership, VE share

Water | Waste | Energy Services | Transportation | Multi-services

2003 financial statements - Paris, March 8, 2004 9

Continual commercial success

Examples of contracts won and renewed since January 2003

In €m

			VE Backlog
• Schleswig-Holstein • Nordharz-Nertz (Magenburg-Harz)	10 yrs 12 yrs	Germany Germany	560 400
• PSA Peugeot Citroen • Weisswasser, Saxony	10 yrs 20 yrs	France Germany	1,000 500

Renewals and extensions

• Rennes • Metz • 200 + municipal contracts	10 yrs 15 yrs -	France France France	350 420 90 / yr
• + 110 municipal contracts • Taichung	-- 7 yrs	France Taiwan	130 / yr 57
• Melbourne	5 yrs	Australia	1,500

■ *Water* ■ *Waste* ■ *Energy Services* ■ *Transportation* ■ *Multi-services*

2003 financial statements - Paris, March 8, 2004 10

From revenue to net result

In €m	2003	2002
Revenue	**28,603**	**30,079**
EBITDA	**3,675**	**3,887**
➤ Depreciation and LT provisions	(1,614)	(1,621)
➤ Renewal expenses	(310)	(295)
EBIT	**1,751**	**1,971**
➤ Recurring financial income (expense)	(712)	(706)
➤ Nominal tax charge	(368)	(448)
➤ Recurring earnings of equity method companies	46	39
➤ Minority interests	(257)	(177)
Recurring net income before goodwill	**460**	**679**
➤ Recurring goodwill amortization	(210)	(250)
Recurring net income after goodwill	**250**	**429**
Non-recurring net loss	**(2,305)**	**(90)**
Net income (loss)	**(2,055)**	**339**

2003 financial statements - Paris, March 8, 2004 11

A year impacted by currency fluctuations

% of consolidated revenue at 12/31/2003	Currency	Average rate 2002 (1€ = ...)	Average rate 2003 (1€ = ...)	2003/2002
12%	US dollar	0,948	1,142	-17%
7%	Pound sterling	0,629	0,693	-9%
2%	Australian dollar	1,728	1,740	-1%
2%	Czech Koruna	30,888	31,892	-3%

2003 financial statements - Paris, March 8, 2004

12

VEOLIA Environnement

Growth in revenue excluding non-core assets sold in 2002 and 2003 [(1)]: Organic growth of over 5% at constant exchange rates

In €m	Dec. 31, 2003	Dec. 31, 2002	*2003/2002*	*Δ in organic growth at constant ex.rate*
Water	11,155	11,288	*-1.2%*	*+3.9%*
Waste	5,972	6,139	*-2.7%*	*+4.1%*
Energy services	4,654	4,571	*+1.8%*	*+5.4%*
Transportation	3,673	3,422	*+7.3%*	*+9.4%*
FCC [(2)]	2,965	2,653	*+11.7%*	*+11.9%*
Total	**28,418**	**28,073**	**+1.2%**	**+5.6%**

2003 financial statements - Paris, March 8, 2004 13

Good resilience of EBITDA (1)
+2.7% at constant exchange rates

In €m	2003	Δ at current ex.rate	Δ at constant ex.rate	2003 margin
Water	1,531	-4.6%	-0.3%	13.7%
Waste	893	-5.9%	+2.1%	15.0%
Energy Services	610	+5.9%	+7.2%	13.1%
Transportation	283	-2.5%	-1.4%	7.7%
FCC	408	+15.2%	+15.5%	13.8%
Total	**3,671**	**-1.5%**	**+2.7%**	**12.9%**

(1) Excluding assets sold in 2002 and 2003

2003 financial statements - Paris, March 8, 2004 14

Contribution to EBIT

In €m
1 971
1 751
2 200
2 000
1 800
1 600
1 400
1 200
1 000
800
600
400
200
0
250
116
244
385
1024
- 65
- 122
- 113
+ 80
275
93
274
380
784
FCC
TRANSPORTATION
ENERGY SERVICES
WASTE
WATER
2002
Impact of foreign exchange
Assets sold in 2002 and 2003
Assets to be sold in 2004
Performance
2003

(1) Includes provisions for operating assets in the process of being sold for €67m

2003 financial statements - Paris, March 8, 2004 15

EBIT trends by division

Water	**€784m**, +6% at constant ex. rates, under new 2004 consolidation scope
	Double digit growth in EBIT excluding USA. Very good level of business in France (impact of weather conditions) Continued improvement of profitability in Europe (increased margins in Czech Republic and Germany). Good progress in Asia, especially in South Korea and in China Provisions of €67 million for operating assets being sold in the US
Waste	**€380m, +7.3%** at constant exchange rates (1)
	Positive impacts of contract renegotiations in France, with increase in margins Improvement on like-to-like basis of nearly 9% for business outside France. Good performance in Northern Europe (UK and Norway) and in United States (+4% excl. exchange rate fluctuations)

2003 financial statements - Paris, March 8, 2004

16

EBIT trends by division

Energy Services	**€274m, +14.3%** at constant exchange rates
	EBIT continued to grow in France despite unfavorable developments in engineering activities Outside France: EBIT up 23% driven by Southern Europe (integration of Giglio), Northern Europe (+20%) and Central & Eastern Europe (impact of Vilnius and Poznan)
Transportation	**€93m, -19%** at constant exchange rates
	Business and profitability very satisfactory for urban networks in France. Outside France, year impacted by termination and consequences of South-Eastern rail concession in UK. Strong increase in revenue and profitability in Eastern Europe and the U.S. Good performance of business in Benelux.

2003 financial statements - Paris, March 8, 2004 17

Control of financial charges

In €m	2003	2002	Δ
Cost of financing	(624)	(681)	57
Other financial income and expense			
• **Recurring**	(88)	(25)	(63)
➢ Amortization Oceane premium + borrowings	(52)	(47)	(5)
➢ Exchange rate	(8)	44	(52)
➢ Other	(28)	(22)	(6)
• **Non-recurring**	(38)	58	(96)
Net financial expense	(750)	(648)	(102)

Average interest rate for 2003: 4.31%

2003 financial statements - Paris, March 8, 2004 18

VEOLIA Environnement

Non-recurring income (expense)

In €m	2003	2002
Write-down of US Filter assets	(2,226)	
Other non-recurring goodwill write-downs	(124)	(77)
Restructuring costs	(93)	(57)
Tax	94	11
Other (including gains or losses from the sale of shares)	44	34
Total	**(2,305)**	**(89)**

2003 financial statements - Paris, March 8, 2004 19

Control of capex and financial investments: *€2.9 billion compared with €3.7 billion in 2002*

In €m	Maintenance	Growth	of which major projects		Comments
			Industrial	Financial	
Water	629	667	64	280	Southern Water, Morocco, Shenzhen, Brussels
Waste	334	386	151	28	Major projects in France (Nîmes, Saumur) and the UK (New Hampshire, Sheffield)
Energy services	102	282	69	62	Giglio
Transportation	132	79	-	27	FFR
FCC and Proactiva	128	191	38	61	
2003	1,325	1,605			

2003 financial statements - Paris, March 8, 2004

20

Disposals completed in 2003

In €m

Disposals of non-strategic assets			
	Everpure	December 2003	191
	Surface Preparation	September 2003	121
	Other disposals		182
	Sub-total		**494**
Disposals of operating assets			
	Tangible assets, miscellaneous		*226*
Total disposals			**720**

2003 financial statements - Paris, March 8, 2004

21

Strong improvement in cash flow from operations (excluding assets sold in 2002 and 2003) and at constant exchange rates

In €m
3,000
2,800
2,600
2,400
2,200
2,000
2,780
-106
-180
+207
2,701
Cash flow from ops 2002
Impact disposals
Exchange rate
Performance
Cash flow from ops 2003

2003 financial statements - Paris, March 8, 2004

22

Strong improvement in cash generation
Free cash flow after disposals of nearly €700 million

In €m	2003	2002
Cash flow from operations	2,701	2,780
Change in WCR excl. securitization program and Dailly (1)	151	(241)
Maintenance Capex	(1,325)	(1,323)
Cash flow before disposals and investments for growth	**1,527**	**1,216**
Investments for growth	(1,605)	(2,415)
Change in consolidation scope	20	(525)
Disposal of operating assets	226	199
Cash flow before disposals of non-core assets	**168**	**(1,525)**
Disposal of non-core assets	494	1,572
Cash flow after disposals	**662**	**47**
Δ of capital stock	-	1,554
Impact of ex. rate fluctuations/dividends/other	355	(161)
Δ Securitization program and Dailly	245	(223)
Cash flows for the year after capital increase	**1,262**	**1,217**
Net debt at end of year	**(11,804)**	**(13,066)**

(1) Incl. Δ securitization program and Dailly, the change in WCR totaled €397m in 2003; (€464m) in 2002

2003 financial statements - Paris, March 8, 2004 23

Sound financial situation

- 30-year bond issue for **€700 million**
- Extension of average debt maturity to **5.5 years**
- Liquidity position above **€8 billion**
- Ratings: *Standard & Poor's* *BBB+ / Positive / A2*
  Moody's *Baa1 / Stable / P2*

Financial ratios

	2003	2002	2001
EBITDA/financial charges (x)	5.9	5.1	4.8
Net debt/EBITDA (x)	3.2	3.4	3.8

2003 financial statements - Paris, March 8, 2004 24

VEOLIA Environnement

Improvement in ROCE (1) in line with targets announced

ROCE = (EBIT – tax for the Group (*) + share in earnings of companies accounted for by the equity method) / Average capital employed during year

Average capital employed = Fixed assets + gross goodwill – exceptional write-downs
+ share in companies accounted for by the equity method
+ working capital requirement
– provisions for liabilities and charges – other long-term liabilities

(*) excluding tax gain/expense related to future disposals which represent +€61m (in 2003)

	Average capital employed		ROCE	
	2003 (€m)	2002 (€m)	2003	2002
Water	9,985	11,838	6.8%	5.7%
Waste	4,698	5,043	6.6%	6.1%
Energy services	2,544	2,516	8.3%	7.3%
Transportation	1,338	1,257	5.6%	7.3%
FCC	1,902	1,734	12.6%	12.1%

	2003 (1)	2002 (1)
Average capital employed (€m)	20,857	22,732
ROCE for VE	7.0%	6.4%

(1) After disposals of assets in 2002 and 2003 (Filtration & Separation, US Distribution, Plymouth Products Surface Preparation Corp. and Bonna Sabla).

2003 financial statements - Paris, March 8, 2004

25

"Veolia 2005": a rigorous efficiency plan with targeted savings of €300 million for full year 2006

Measures to support the plan and provide operational steering

- A "Project Veolia 2005" team reporting to the Chairman
- Monthly Executive Committee meeting:
  - Decide on focus, priorities and projects
  - Validate proposals of VE 2005 team
- Steering Committee made up of division representatives
- Intra- or inter-division working groups with dedicated project leaders
- Single, shared system for operational steering and progress monitoring will be made available to key players

	Estimated contribution
Operations - Cross-division and division-specific operating processes - Risks / Insurance - Workforce performance	30 to 40%
Purchasing - Cross-division purchasing - Core business purchasing - Investment purchasing	20 to 25%
Support functions - Structures - Financial, fiscal and HR commitments optimization - IS savings	30 to 40%
Assets - Real estate - Portfolio of businesses	10 to 15%
	Total: €300m

Entire company is now mobilized to implement concrete action plans

2003 financial statements - Paris, March 8, 2004

26

Veolia 2005 efficiency plan: semi-annual assessment

Economic review to be carried out every six months:

- Report on progress made
- Estimated contribution per area
- Illustration of projects under way

Today, a target of savings of €300 million for full year 2006

50% have so far begun in project phase should have a favorable impact of over €80 million on the 2004 income statement

2003 financial statements - Paris, March 8, 2004

27

Strategy and outlook

Comptes annuels 2003 - Paris, le 8 mars 2004 28

Strategy and outlook
2003 consolidation scope after disposals[(1)]

2003 revenue (1) by division

FCC
11%
Water
36%
Transportation
14%
Energy services
17%
Waste
22%

2003 revenue(1) by geographic area

Asia-Pacific
3.5%
RoW
4.5%
North America
7%
France
48%
Rest of Europe
37%

	2003 adjusted (1)	2002 adjusted (1)
Consolidated revenue (€ bn)	**26.9**	**26.3**

(1) After asset disposals in 2002 and 2003 (Filtration & Separation, Plymouth Products, US Distribution, Surface Preparation Corp. and Bonna Sabla) and asset disposals under way in the United States (Culligan, Everpure, equipment + short-term services)

2003 financial statements - Paris, March 8, 2004

29

Strategy and outlook

- Continued leadership in environmental services for municipalities and industrial customers
- Long-term and secure contracts guarantying on-going cash-flows
- International geographic presence in growing areas:
  - Europe, North America and some Asian countries
- Increased of selectivity of investments while maintaining financial balance

2003 financial statements - Paris, March 8, 2004 30

Asia-Pacific:
A region with a strong potential for growth

- A targeted development strategy
  - Opportunities in China, South Korea, Japan, Singapore, and Australia
  - Flagship projects serving as customer references
    - Shanghai (water and waste), Shenzhen and Tianjin for municipal services
    - Hynix and Petronas for industrial services
- Partnerships with financial institutions and industrial companies to limit risk
  - Beijing Capital, Korean Water, World Bank, Citic
- Development of synergies between divisions
  - Veolia Water and Onyx in Tianjin and Shanghai
  - Connex and Onyx in Australia

2003 financial statements - Paris, March 8, 2004

31

VEOLIA Environnement

Asia-Pacific
Well-targeted growth

China
Tianjin, Chengdu, Pudong
Shanghai, Lugouqiao, Zhuhai
Shenzhen, Baoji, Qingdao,
Michelin, Guangzhou,
Hangzhou, Hong Kong
South Korea
Hynix
HPC
Incheon
Japan
Jenets
Taiwan
Shangshui
Thailand
Gusco
Malaysia
CGE Utilities
MUC
Petronas, Dungun
Australia
Adelaide (United Water) Noosa,
Queensland
Illawarra/Woronora, NSW
Gerringong Gerroa, JSW Aqua
(Bendigo), Victoria Ballarat,
Victoria, Melbourne (Australia),
Woodlawn
New Zealand
Papakura (UW), N. Island
Ruapehu (UW), N. Island
Auckland

2003 financial statements - Paris, March 8, 2004
32

Asia-Pacific
New contracts won recently

2003

Shenzhen (50 yrs – backlog of €8.5bn)
Laogang (20 yrs – backlog of €260m)
Qingdao (25 yrs – backlog of €110m)
Lougiqaio (20 yrs – backlog of €50m)
Puxi (20 yrs – backlog of €90m)

2002

Pudong/Shanghai (50 yrs – backlog of €10bn)
Baoji (23 yrs – backlog of €265m)
Zuhai (30 yrs – backlog of €390m)
Singapore (5 yrs – backlog of €45m)

2001

LutSao[1] (20 yrs – backlog of €1.3bn)
Hynix (12 yrs – backlog of €930m)
Inchon (20 yrs – backlog of €400m)

2004

Melbourne (5 yrs – backlog of €1.5bn)
Auckland

(1) In partnership

2003 financial statements - Paris, March 8, 2004

33

Asia-Pacific: Key figures

2003 revenue
€933 million

2009 revenue target
> €2 billion

In €m
400
300
200
100
0
Water
Waste
Energy services
Transportation
In €m
1200
1000
800
600
400
200
0
487
446
300
700
Revenue
Capital employed
Asia
Pacific

2003 financial statements - Paris, March 8, 2004 34

VEOLIA Environnement

Outlook

2004-2005: Targets maintained

- revenue growth of between 4% and 8%
- free cash flow positive before disposals and excluding new major projects
- improvement targets confirmed for ROCE

10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
ROCE target end-2005
6.4%
0.6%
0.7%
0.5–1.3%
8–9%
2002 ROCE
US disposals
Performance plan
Contract maturity

2003 financial statements - Paris, March 8, 2004

35

VEOLIA Environnement

Outlook

Medium term

- **Continuation of focus on profitable growth**
  - ROCE objective: above 10% in 2009
  - while maintaining financial balance (net debt/EBITDA between 3 and 3.5x)
- **Allocation of free cash flow**
  - new projects (€300–700m /yr); focus on long-term contracts in Europe, Asia and the United States
    - with municipal customers
    - with industrial customers
  - shareholder remuneration

2003 financial statements - Paris, March 8, 2004 36

VEOLIA
Environnement

2003 financial statements - Paris, March 8, 2004
37

VEOLIA
Environnement

Financial Communication

Nathalie PINON, Head of Investor Relations

38 Avenue Kléber – 75116 Paris - France

Telephone +33 1 71 75 01 67

Fax +33 1 71 75 10 12

e-mail nathalie.pinon@groupve.com

e-mail carine.tallendeau@groupve.com

Brian SULLIVAN, Vice President, US Investor Relations

1605 Main Street, Suite 710, Sarasota, FL 34236- USA

Telephone (941) 362-2435

Fax (941) 362-2499

e-mail brsullivan@onyxna.com

Web site

http://www.veoliaenvironnement-finance.com

2003 financial statements - Paris, March 8, 2004

38

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 8, 2004

VEOLIA ENVIRONNEMENT
By: /s/ Jérôme Contamine Name: Jérôme Contamine Title: Chief Financial Officer